Filed Pursuant to Rule 424(b)(5)
Registration No. 333-223960

Amendment No. 1 to Prospectus Supplement Dated December 7, 2018

(To Prospectus Dated June 5, 2018)

Subscription Rights to Purchase Up to 10,000 Units

Consisting of an Aggregate of Up to 10,000 Shares of Series 5 Convertible Preferred Stock

and Warrants to Purchase Up to 2,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

This Amendment No. 1 to prospectus supplement amends the prospectus supplement dated December 7, 2018 (the “original prospectus supplement”).  This Amendment No. 1 to prospectus supplement is incorporated by reference into the original prospectus supplement and should be read in conjunction with the original prospectus supplement and the base prospectus dated June 5, 2018 (the “base prospectus”).  This Amendment No. 1 to prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the original prospectus supplement and the base prospectus, including any amendments or supplements thereto.

Extension of Subscription Period

We have distributed to holders of shares of our common stock, Series 4 Convertible Preferred Stock and holders of certain of our outstanding warrants as of 5:00 p.m., Eastern Time, on December 6, 2018, 3,950,289 non-transferable subscription rights to purchase units, each consisting of one share of Series 5 Convertible Preferred Stock and 200 warrants, but will only accept subscriptions for 10,000 units. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, which are described in the original prospectus supplement.

Holders who fully exercise their basic subscription rights will be entitled, if available, to subscribe for an additional amount of units that are not purchased by other holders, on a pro rata basis and subject to the $10.0 million aggregate offering threshold and other ownership limitations.

The subscription rights are currently exercisable and, under the original prospectus supplement, were scheduled to expire if not exercised by 5:00 p.m., Eastern Time, on December 21, 2018.  As provided in the original prospectus supplement, we are extending the period for exercising the subscription rights until 5:00 p.m., Eastern Time, on January 11, 2019.  If you wish to exercise your subscription rights you must submit your subscription documents before the new expiration date of 5:00 p.m., Eastern Time, on January 11, 2019.

All references in the original prospectus supplement to the expiration date for exercise of subscription rights are hereby amended as described herein.  All other descriptions, terms and conditions set forth in the original prospectus supplement remain unchanged.

The exercise of your subscription rights for units and the underlying securities involves risks. You should carefully consider all of the information set forth in the original prospectus supplement, including the information in the section entitled “Risk Factors” beginning on page S-17 of the original prospectus supplement, before exercising your subscription rights for units.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights before the expiration date. You may not revoke or revise any exercises of subscription rights once made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to prospectus supplement is December 21, 2018.